Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 www.dechert.com

May 25, 2023

VIA EDGAR

Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	The Marsico Investment Fund (the “Registrant,” “Marsico Funds,” the “Funds,” or a “Fund”) (Registration Nos. 333-36975 and 811-08397)

Dear Ms. Hamilton:

This letter responds to comments you provided telephonically to Trust counsel on April 5, 2023 with respect to the Registrant’s annual report for the period ended September 30, 2022 (“N-CSR Annual Report”) filed with the Registrant’s Form N-CSR (Accession No. 0001398344-22-023863) on December 1, 2022, the Registrant’s annual report for the period ended September 30, 2022 filed on Form N-CEN (Accession No. 0001145549-22-075986) on December 13, 2022 (“N-CEN Annual Report”), and the Registrant’s Post-Effective Amendment No. 53 under the Securities Act of 1933 to the Registrant’s registration statement (Accession No. 0001398344-23-001359) filed on Form N-1A on January 30, 2023 (“PEA 53”). On behalf of the Registrant, below we have reproduced what we understand to be your comments and provided the Registrant’s responses.

1.	Comment: The staff (“Staff”) of the U.S. Securities and Exchange Commission observes that the N-CSR Annual Report indicates that, as of September 30, 2022, the value of Marsico Growth Fund’s four largest holdings totaled more than 25% of the value of the Fund’s total assets and that the Fund is classified as a “diversified company.” Please explain how the Fund meets the definition of “diversified company” in Section 5(b)(1) of the Investment Company Act, as amended (“ICA”) considering issuers that individually represent more than 5% of the value of the Fund’s total assets (each a “5% Holding”) collectively represent more than 25% of the value of the Fund’s total assets.

Response: The Registrant confirms that, in accordance with Section 5(b)(1) of the ICA, at the time shares of each 5% Holding were acquired by the Marsico Growth Fund, either (i) that holding represented not more than 5% of the value of the Fund’s total investments (and therefore was at the time of acquisition not yet a 5% Holding) or (ii) that holding, together with all other 5% Holdings, collectively represented not more than 25% of the value of the Fund’s total assets. The excess of the aggregate value of the Fund’s 5% Holdings above 25% of the value of its total assets that is reflected in the N-CSR Annual Report is attributable to post-acquisition market appreciation of those holdings and not due to acquiring additional shares of any 5% Holdings when there was an excess. Therefore, in accordance with Section 5(c) of the ICA, the Registrant continues to meet the definition of a diversified company in Section 5(b)(1) of the ICA.

2.	Comment: The Staff notes that the Registrant’s N-CEN Annual Report includes a response for Item C.12.a.vii. that the Registrant’s custodian is a member of a national securities exchange but the Registrant does not have a Form N–17f–1 on file. Please provide a supplemental response.

Response: The Registrant confirms that the response to Item C.12.a.vii. contained a clerical error. The response should have reflected “1. Bank - section 17(f)(1) (15 U.S.C. 80a-17(f)(1))” in the response instead of “2. Member national securities exchange - rule 17f-1 (17 CFR 270.17f-1)”. Thus, Form N-17f-1 is not required. Registrant will update the response to Item C.12.a.vii. and file an amended Form N-CEN Annual Report.

3.	Comment: The Staff notes that the Registrant’s N-CEN Annual Report includes a response to Item B.22.a. that shareholder accounts were reprocessed during the period as a result of an error in calculating net asset value (or net asset value per share) for the Marsico Midcap Growth Focus Fund. However, the Staff did not locate the corresponding disclosures located in the Registrant’s N-CSR Annual Report. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain citing applicable U.S. Generally Accepted Accounting Principles (“GAAP”), and other accounting guidance as to why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: In accordance with Item B.22., the Registrant properly disclosed that a net asset value (“NAV”) error correction occurred during the reporting period for Marsico Midcap Growth Focus Fund on the Registrant’s N-CEN Annual Report.

During the initial system set up process for a newly-established second share class for the Fund, Institutional Class, on December 6, 2021, the fund accounting agent did not fully establish the automated systematic process for posting the daily allocation ratios between the Investor Class and Institutional Class into the fund accounting system, which it had indicated to the Registrant would be in place. Instead, the fund accounting team manually posted the daily allocation ratios each day to the fund accounting system. The daily allocation ratios are an important component of the daily NAV calculation process for each share class as these ratios are utilized to allocate fund level items, such as income, certain expenses, realized and unrealized gains or losses between the two share classes.

On January 18, 2022, the fund accounting team incorrectly posted the allocation ratios for the Marsico Midcap Growth Focus Fund, which resulted in incorrect allocations of fund level items between the two share classes and impacted the daily NAV for both the Investor Class and Institutional Class. While the fund accounting agent’s controls did not prevent the error, compensating control procedures at the investment adviser identified the issue. The investment adviser to the Marsico Midcap Growth Focus Fund identified the issue on January 25, 2022, and promptly notified the fund accounting agent. The fund accounting team corrected the allocation error on January 26, 2022.

The error resulted in the NAV/share for the Investor Class being understated by $0.04-$0.05, and the NAV/share for the Institutional Class being overstated by $0.58-$0.61 during the period January 18, 2022 through January 25, 2022. During that period, Investor Class had subscription and redemption activity while the Institutional Class did not have any subscription or redemption activity.

The following corrective steps were taken: (i) the NAVs for both the Investor Class and Institutional Class for the impacted dates were corrected, (ii) redeeming shareholder transactions for the Investor Class were reprocessed to disburse the remaining proceeds, or to perform equivalent share adjustments, due to the redemptions being processed originally at an incorrect lower NAV, the remaining proceeds/share adjustments totaled approximately $1,282 in the aggregate, and (iii) the Fund was reimbursed by the fund accounting agent for the loss incurred to the Investor Class for the subscriptions being processed at an incorrect lower NAV, which totaled approximately $218 (subscribing shareholders were allowed to retain the additional shares originally processed and this amount reflects the value of those additional shares).

As corrective action, the Trust required the fund accounting agent to establish the automated systematic process to post the daily allocation ratios to the fund accounting system, which eliminated the daily manual process of posting the daily allocation ratios to the fund accounting system.

Registrant acknowledges the guidance set-forth in the AICPA Audit and Accounting Guide: Investment Companies, 7.137 - 7.143, and by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, both of which provide guidance on disclosure of payments by affiliates that can be analogized for guidance on the nature of the disclosure to the applicable financial statement, the impact to the total return in the Financial Highlights, and narrative disclosure of the approximate $218 reimbursement provided by the fund accounting agent, which is a service provider but not an affiliate, to the Marsico Midcap Growth Focus Fund. The reimbursement was recorded in the accounting records of the Marsico Midcap Growth Focus Fund Investor Class. Because the reimbursement had no impact on the per share information or total return information reported for either share class, disclosure in the notes to the Marsico Midcap Growth Focus Fund’s N-CSR Annual Report was considered immaterial in accordance with Generally Accepted Accounting Principles ASC 105-10-05-6. Additionally, the information was not considered to be of a magnitude that the judgment of a reasonable person relying upon the report would have been changed or influenced had the information been disclosed in the “Notes to Financial Statements” in the N-CSR Annual Report.

4.	Comment: The Staff notes that in the Registrant’s PEA 53, the Marsico Global Fund’s Annual Fund Operating Expenses table required by Item 3 of Form N-1A (“Fee Table”) contains two line items below the “Total Annual Fund Operating Expenses” line item, respectively captioned “Recoupment of Previously Waived Fees or Expenses Paid” and “Net Expenses”, which results in a higher “net” expense ratio than the “gross” expense ratio represented by the “Total Annual Fund Operating Expenses” line item. In accordance with IM-DCFO 1995-09 and ADI 2019-09, please revise the Fee Table to present the recoupment payments as a component of the “Other Expenses” line item, either within that caption / line item or as a separate sub-caption / sub-line item under that line item.

Response: The Registrant believes its existing Fee Table recoupment format is reasonable and appropriate for the reasons described below. In response to the Staff comment, however, when the Registrant next files an amendment to its registration statement, and in filings thereafter, to the extent there are disclosable recoupment payments, the Registrant will present them in the Fee Table as a component of “Other Expenses” in accordance with the Staff comment.

The Registrant carefully considered alternatives to its intended course of action, including retaining its existing approach in future filings and updating the Fee Table more immediately in a supplement filed in advance of the next scheduled annual update, which the Registrant understands to be the Staff’s preference. Because the Registrant believes the existing format is straightforward and easy to understand and promotes effective communication to investors about the impact of the recoupment payments to the Fund’s expense ratio, the Registrant currently does not expect to make the formatting change in advance of its next annual update.

The Registrant selected the Marsico Global Fund’s Fee Table recoupment placement and description with the objective of providing clear and conspicuous disclosure to investors about the impact of the recoupment payments to the Fund’s expense ratio and continues to believe the existing format accomplishes that objective. For this reason, as well as the additional reasons summarized below, the Registrant believes the existing format is reasonable and appropriate.

While the Registrant acknowledges the Staff position that “net” figures should reflect deductions from corresponding “gross” figures, the Registrant believes that the existing format leads investors to reach the same conclusion about the costs of investing in the Fund as the format requested by the Staff.

The Registrant selected the existing format for consistency with the format used in prior periods – and with the format used by other Funds offered by the same prospectus that are operating above their contractual expense caps – when contractual waivers and/or reimbursements reduced the “Total Annual Fund Operating Expenses”. The Registrant believes Fund shareholders reasonably can be expected to look to that same Fee Table location to understand the impact of any waiver/reimbursement adjustments, whether the adjustment is up or down.

The Registrant believes the existing format is intuitive, and therefore understandable to investors, as the recoupment payment represents an adjustment to the typical components of “Total Annual Fund Operating Expenses”.

The Registrant observes that investors are accustomed to looking to the last line item in a mutual fund prospectus fee table to understand the effective expense ratio they are expected to experience, and the Registrant’s selected presentation format serves that purpose as the final line item in the Fee Table shows that ratio.

In addition, the Registrant considered related accounting guidance in selecting the existing format. FASB within ASC 946 “Financial Services – Investment Companies” provides guidance in relation to both fee waivers and recoupment of prior waived fees. Specifically, ASC 946-20-05-8 states that some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. However, ASC 946 does not specify where recoupment amounts should be presented on the statement of operations unlike the specific guidance provided for fee waivers in ASC 946-20-50-7. ASC 946-20-50-7 states that fee waivers shall be disclosed on the face of the statement of operations as a reduction of total expenses.

As a result, the Registrant believes that it is reasonable to present recoupment amounts in the same area as the fee waivers on the statement of operations. Since recoupment amounts are directly related to fee waiver agreements and their terms for recoupment, it is reasonable to believe that a shareholder would view the nature of these items to be disclosed in the same area on the statement of operations.

The Registrant acknowledges that Form N-1A does not expressly provide that recoupment payments should be presented using the Registrant’s existing format and that Instruction 3(e) to Item 3 expressly permits the addition of two additional net adjustment lines below the “Total Annual Fund Operating Expenses” line item – the format selected by the Registrant for presenting the recoupment payments – if there is a waiver or reimbursement agreement that will reduce the total expenses and that will be in place for at least one year from the effective date of the registration statement. To permit this presentation for downward adjustments does not necessarily preclude this presentation for upward adjustments. The Registrant understood this instruction to limit the ability of a fund that is operating above an expense cap to adjust the “Total Annual Fund Operating Expenses” line item down to circumstances when the cap is reasonably expected to remain in place at the disclosed level for sufficiently long to be consistent with inferences that an investor would draw from the presentation. It is not necessary to infer from this instruction that a registrant must not present an analogous upward adjustment – that is, a recoupment payment – in a comparable format, provided, in accordance with plain English principles, the format is straightforward and easy to understand, and promotes effective communication to investors. The Registrant respectfully asserts that its existing Fee Table recoupment format meets this standard.

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We believe that the foregoing has been responsive to your comments. Any questions about this letter may be addressed to the undersigned at (212) 698-3552. Thank you in advance for your attention to this letter.

Sincerely,

/s/ Anthony H. Zacharski

Anthony H. Zacharski